
10012929

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ___________.

Commission file number: 000-22269

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Guaranty Savings Bank 401(k) Plan
(As Amended and Restated January 1, 2007)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

GS FINANCIAL CORP.
3798 Veterans Boulevard
Metairie, Louisiana 70002

REQUIRED INFORMATION

Financial Statements. The following financial statements are filed as part of this annual report for the Guaranty Savings Bank 401(k) Plan (as Amended and Restated January 1, 2007) (the "Plan") and appear immediately after the signature page hereof:

Form 5500 Annual Return/Report of Employee Benefit Plan for the Plan for the year ended December 31, 2009

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator for the Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

GUARANTY SAVINGS BANK 401(K) PLAN
(AS AMENDED AND RESTATED JANUARY 1, 2007)

June 16, 2010

By: /s/ Stephen E. Wessel
Stephen E. Wessel, on behalf of
Guaranty Savings Bank
as the Plan Administrator

Form 5500 Department of the Treasury Internal Revenue Service Department of Labor Employee Benefits Security Administration Pension Benefit Guaranty Corporation	**Annual Return/Report of Employee Benefit Plan** This form is required to be filed for employee benefit plans under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and sections 6047(e), and 6058(a) of the Internal Revenue Code (the Code). ▸ **Complete all entries in accordance with the instructions to the Form 5500.**	OMB Nos. 1210-0110 1210-0089 **2009** **This Form is Open to Public Inspection**

Part I **Annual Report Identification Information**

For calendar plan year 2009 or fiscal plan year beginning 01/01/2009 and ending 12/31/2009

A This return/report is for:
- [ ] a multiemployer plan;
- [ ] a multiple-employer plan; or
- [X] a single-employer plan;
- [ ] a DFE (specify) ____

B This return/report is:
- [ ] the first return/report;
- [ ] the final return/report;
- [ ] an amended return/report;
- [ ] a short plan year return/report (less than 12 months).

C If the plan is a collectively-bargained plan, check here. . . . . . ▸ [ ]

D Check box if filing under:
- [ ] Form 5558;
- [ ] automatic extension;
- [ ] the DFVC program;
- [ ] special extension (enter description)

Part II **Basic Plan Information**—enter all requested information

1a Name of plan GUARANTY SAVINGS BANK 401(K) PLAN	**1b** Three-digit plan number (PN) ▸ 002 **1c** Effective date of plan 01/01/1997
2a Plan sponsor's name and address (employer, if for a single-employer plan) (Address should include room or suite no.) GUARANTY SAVINGS BANK 3798 VETERANS MEMORIAL BLVD METAIRIE, LA 70002-5837	**2b** Employer Identification Number (EIN) 72-0201505 **2c** Sponsor's telephone number 504-457-6220 **2d** Business code (see instructions) 551111

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, as well as the electronic version of this return/report, and to the best of my knowledge and belief, it is true, correct, and complete.

SIGN HERE	[signature] Signature of plan administrator	6/16/10 Date	BRUCE A. SCOTT, TRUSTEE Enter name of individual signing as plan administrator
SIGN HERE	[signature] Signature of employer/plan sponsor	6/16/10 Date	STEPHEN E. WESSEL, PRESIDENT Enter name of individual signing as employer or plan sponsor
SIGN HERE	Signature of DFE	Date	Enter name of individual signing as DFE

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500.

3a Plan administrator's name and address (if same as plan sponsor, enter "Same")	3b Administrator's EIN
Same	72-0201505
	3c Administrator's telephone number 504-457-6220

4 If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name, EIN and the plan number from the last return/report:	4b EIN
a Sponsor's name	4c PN

5	Total number of participants at the beginning of the plan year	5	48
6	Number of participants as of the end of the plan year (welfare plans complete only lines 6a, 6b, 6c, and 6d).		
a	Active participants	6a	52
b	Retired or separated participants receiving benefits	6b	0
c	Other retired or separated participants entitled to future benefits	6c	7
d	Subtotal. Add lines 6a, 6b, and 6c	6d	59
e	Deceased participants whose beneficiaries are receiving or are entitled to receive benefits	6e	0
f	Total. Add lines 6d and 6e	6f	59
g	Number of participants with account balances as of the end of the plan year (only defined contribution plans complete this item)	6g	52
h	Number of participants that terminated employment during the plan year with accrued benefits that were less than 100% vested	6h	0
7	Enter the total number of employers obligated to contribute to the plan (only multiemployer plans complete this item)	7	

8a If the plan provides pension benefits, enter the applicable pension feature codes from the List of Plan Characteristic Codes in the instructions:
2E 2H 2J 2T

b If the plan provides welfare benefits, enter the applicable welfare feature codes from the List of Plan Characteristic Codes in the instructions:

9a Plan funding arrangement (check all that apply)		9b Plan benefit arrangement (check all that apply)	
(1)	[x] Insurance	(1)	[x] Insurance
(2)	[ ] Code section 412(e)(3) insurance contracts	(2)	[ ] Code section 412(e)(3) insurance contracts
(3)	[x] Trust	(3)	[x] Trust
(4)	[ ] General assets of the sponsor	(4)	[ ] General assets of the sponsor

10 Check all applicable boxes in 10a and 10b to indicate which schedules are attached, and, where indicated, enter the number attached. (See instructions)

a Pension Schedules		b General Schedules	
(1)	[x] R (Retirement Plan Information)	(1)	[ ] H (Financial Information)
(2)	[ ] MB (Multiemployer Defined Benefit Plan and Certain Money Purchase Plan Actuarial Information) - signed by the plan actuary	(2)	[x] I (Financial Information – Small Plan)
		(3)	[x] 1 A (Insurance Information)
		(4)	[ ] C (Service Provider Information)
(3)	[ ] SB (Single-Employer Defined Benefit Plan Actuarial Information) - signed by the plan actuary	(5)	[x] D (DFE/Participating Plan Information)
		(6)	[ ] G (Financial Transaction Schedules)

SCHEDULE A (Form 5500)	Insurance Information	OMB No. 1210-0110
Department of the Treasury Internal Revenue Service Department of Labor Employee Benefits Security Administration Pension Benefit Guaranty Corporation	This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA). ▸ **File as an attachment to Form 5500.** ▸ Insurance companies are required to provide the information pursuant to ERISA section 103(a)(2).	**2009** **This Form is Open to Public Inspection**

For calendar plan year 2009 or fiscal plan year beginning 01/01/2009 and ending 12/31/2009

A Name of plan GUARANTY SAVINGS BANK 401(K) PLAN	B Three-digit plan number (PN) ▸ 002
C Plan sponsor's name as shown on line 2a of Form 5500. GUARANTY SAVINGS BANK	D Employer Identification Number (EIN) 72-0201505

Part I **Information Concerning Insurance Contract Coverage, Fees, and Commissions** Provide information for each contract on a separate Schedule A. Individual contracts grouped as a unit in Parts II and III can be reported on a single Schedule A.

1 Coverage Information:

(a) Name of insurance carrier

PRINCIPAL LIFE INSURANCE COMPANY

(b) EIN	(c) NAIC code	(d) Contract or identification number	(e) Approximate number of persons covered at end of policy or contract year	Policy or contract year (f) From	Policy or contract year (g) To
42-0127290	61271	803423	59	01/01/2009	12/31/2009

2 Insurance fee and commission information. Enter the total fees and total commissions paid. List in item 3 the agents, brokers, and other persons in descending order of the amount paid.

(a) Total amount of commissions paid	(b) Total amount of fees paid
3225	0

3 Persons receiving commissions and fees. (Complete as many entries as needed to report all persons).

(a) Name and address of the agent, broker, or other person to whom commissions or fees were paid

MORGAN KEEGAN & COMPANY INC
ATTN ANNUITY COMMISSIONS
50 N FRONT ST FL 18
MEMPHIS, TN 38103

(b) Amount of sales and base commissions paid	Fees and other commissions paid		(e) Organization code
	(c) Amount	(d) Purpose	
3225	0		3

(a) Name and address of the agent, broker, or other person to whom commissions or fees were paid

(b) Amount of sales and base commissions paid	Fees and other commissions paid		(e) Organization code
	(c) Amount	(d) Purpose	

(a) Name and address of the agent, broker, or other person to whom commissions or fees were paid

(b) Amount of sales and base commissions paid	Fees and other commissions paid		(e) Organization code
	(c) Amount	(d) Purpose	

(a) Name and address of the agent, broker, or other person to whom commissions or fees were paid

(b) Amount of sales and base commissions paid	Fees and other commissions paid		(e) Organization code
	(c) Amount	(d) Purpose	

(a) Name and address of the agent, broker, or other person to whom commissions or fees were paid

(b) Amount of sales and base commissions paid	Fees and other commissions paid		(e) Organization code
	(c) Amount	(d) Purpose	

(a) Name and address of the agent, broker, or other person to whom commissions or fees were paid

(b) Amount of sales and base commissions paid	Fees and other commissions paid		(e) Organization code
	(c) Amount	(d) Purpose	

(a) Name and address of the agent, broker, or other person to whom commissions or fees were paid

(b) Amount of sales and base commissions paid	Fees and other commissions paid		(e) Organization code
	(c) Amount	(d) Purpose	

Part II **Investment and Annuity Contract Information**
Where individual contracts are provided, the entire group of such individual contracts with each carrier may be treated as a unit for purposes of this report.

4 Current value of plan's interest under this contract in the general account at year end	4	0
5 Current value of plan's interest under this contract in separate accounts at year end	5	832341

6 Contracts With Allocated Funds:

a State the basis of premium rates ▶

b Premiums paid to carrier	6b	
c Premiums due but unpaid at the end of the year	6c	
d If the carrier, service, or other organization incurred any specific costs in connection with the acquisition or retention of the contract or policy, enter amount	6d	

Specify nature of costs ▶

e Type of contract: (1) ☐ individual policies (2) ☐ group deferred annuity
(3) ☐ other (specify) ▶

f If contract purchased, in whole or in part, to distribute benefits from a terminating plan check here ▶ ☐

7 Contracts With Unallocated Funds (Do not include portions of these contracts maintained in separate accounts)

a Type of contract: (1) ☐ deposit administration (2) ☐ immediate participation guarantee
(3) ☐ guaranteed investment (4) ☐ other ▶

b Balance at the end of the previous year			7b	
c Additions: (1) Contributions deposited during the year	7c(1)			
(2) Dividends and credits	7c(2)			
(3) Interest credited during the year	7c(3)			
(4) Transferred from separate account	7c(4)			
(5) Other (specify below) ▶	7c(5)			
(6)Total additions			7c(6)	
d Total of balance and additions (add b and c(6)).			7d	
e Deductions:				
(1) Disbursed from fund to pay benefits or purchase annuities during year	7e(1)			
(2) Administration charge made by carrier	7e(2)			
(3) Transferred to separate account	7e(3)			
(4) Other (specify below) ▶	7e(4)			
(5) Total deductions			7e(5)	
f Balance at the end of the current year (subtract e(5) from d)			7f	0

Part III Welfare Benefit Contract Information

If more than one contract covers the same group of employees of the same employer(s) or members of the same employee organization(s), the information may be combined for reporting purposes if such contracts are experience-rated as a unit. Where contracts cover individual employees, the entire group of such individual contracts with each carrier may be treated as a unit for purposes of this report.

8 Benefit and contract type (check all applicable boxes)

a ☐ Health (other than dental or vision) b ☐ Dental c ☐ Vision d ☐ Life insurance
e ☐ Temporary disability (accident and sickness) f ☐ Long-term disability g ☐ Supplemental unemployment h ☐ Prescription drug
i ☐ Stop loss (large deductible) j ☐ HMO contract k ☐ PPO contract l ☐ Indemnity contract
m ☐ Other (specify) ▶

Item	Line	Amount	Line	Amount
9 Experience-rated contracts:				
a Premiums: (1) Amount received	9a(1)			
(2) Increase (decrease) in amount due but unpaid	9a(2)			
(3) Increase (decrease) in unearned premium reserve	9a(3)			
(4) Earned ((1) + (2) - (3))			9a(4)	
b Benefit charges (1) Claims paid	9b(1)			
(2) Increase (decrease) in claim reserves	9b(2)			
(3) Incurred claims (add (1) and (2))			9b(3)	
(4) Claims charged			9b(4)	
c Remainder of premium: (1) Retention charges (on an accrual basis) –				
(A) Commissions	9c(1)(A)			
(B) Administrative service or other fees	9c(1)(B)			
(C) Other specific acquisition costs	9c(1)(C)			
(D) Other expenses	9c(1)(D)			
(E) Taxes	9c(1)(E)			
(F) Charges for risks or other contingencies	9c(1)(F)			
(G) Other retention charges	9c(1)(G)			
(H) Total retention			9c(1)(H)	
(2) Dividends or retroactive rate refunds. (These amounts were ☐ paid in cash, or ☐ credited.)			9c(2)	
d Status of policyholder reserves at end of year: (1) Amount held to provide benefits after retirement			9d(1)	
(2) Claim reserves			9d(2)	
(3) Other reserves			9d(3)	
e Dividends or retroactive rate refunds due. (Do not include amount entered in c(2).)			9e	
10 Nonexperience-rated contracts:				
a Total premiums or subscription charges paid to carrier			10a	
b If the carrier, service, or other organization incurred any specific costs in connection with the acquisition or retention of the contract or policy, other than reported in Part I, item 2 above, report amount.			10b	

Specify nature of costs ▶

Part IV Provision of Information

11 Did the insurance company fail to provide any information necessary to complete Schedule A? ☐ Yes ☒ No

12 If the answer to line 11 is "Yes," specify the information not provided. ▶

SCHEDULE D (Form 5500)	DFE/Participating Plan Information	OMB No. 1210-0110
Department of the Treasury Internal Revenue Service Department of Labor Employee Benefits Security Administration	This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA). ▸ File as an attachment to Form 5500.	2009 This Form is Open to Public Inspection.

For calendar plan year 2009 or fiscal plan year beginning 01/01/2009 and ending 12/31/2009

A Name of plan GUARANTY SAVINGS BANK 401(K) PLAN	B Three-digit plan number (PN) ▸ 002
C Plan or DFE sponsor's name as shown on line 2a of Form 5500 GUARANTY SAVINGS BANK	D Employer Identification Number (EIN) 72-0201505

Part I Information on interests in MTIAs, CCTs, PSAs, and 103-12 IEs (to be completed by plans and DFEs) (Complete as many entries as needed to report all interests in DFEs)

a Name of MTIA, CCT, PSA, or 103-12 IE: Prin LgCap Growth Sep Acct-R6

b Name of sponsor of entity listed in (a): Principal Life Insurance Company

c EIN-PN 420127290-018	d Entity code P	e Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	2752

a Name of MTIA, CCT, PSA, or 103-12 IE: Prin MidCap Growth Sep Acct-R6

b Name of sponsor of entity listed in (a): Principal Life Insurance Company

c EIN-PN 420127290-021	d Entity code P	e Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	1675

a Name of MTIA, CCT, PSA, or 103-12 IE: Prin Bond and Mortgage SA-R6

b Name of sponsor of entity listed in (a): Principal Life Insurance Company

c EIN-PN 420127290-005	d Entity code P	e Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	4546

a Name of MTIA, CCT, PSA, or 103-12 IE: Prin Diversified Intl SA-R6

b Name of sponsor of entity listed in (a): Principal Life Insurance Company

c EIN-PN 420127290-015	d Entity code P	e Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	9422

a Name of MTIA, CCT, PSA, or 103-12 IE: Prin LgCap S&P 500 Index SA-R6

b Name of sponsor of entity listed in (a): Principal Life Insurance Company

c EIN-PN 420127290-016	d Entity code P	e Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	61618

a Name of MTIA, CCT, PSA, or 103-12 IE: Prin MidCap Value I SA-R6

b Name of sponsor of entity listed in (a): Principal Life Insurance Company

c EIN-PN 420127290-043	d Entity code P	e Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	6350

a Name of MTIA, CCT, PSA, or 103-12 IE: Prin MidCap Growth II SA-R6

b Name of sponsor of entity listed in (a): Principal Life Insurance Company

c EIN-PN 420127290-047	d Entity code P	e Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	0

a Name of MTIA, CCT, PSA, or 103-12 IE:	Prin Intl I Separate Acct-R6		
b Name of sponsor of entity listed in (a):	Principal Life Insurance Company		
c EIN-PN 420127290-048	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	1156
a Name of MTIA, CCT, PSA, or 103-12 IE:	Prin SmCap S&P 600 Index SA-R6		
b Name of sponsor of entity listed in (a):	Principal Life Insurance Company		
c EIN-PN 420127290-028	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	6753
a Name of MTIA, CCT, PSA, or 103-12 IE:	Prin MidCap S&P 400 Idx SA-R6		
b Name of sponsor of entity listed in (a):	Principal Life Insurance Company		
c EIN-PN 420127290-023	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	6532
a Name of MTIA, CCT, PSA, or 103-12 IE:	PRIN MIDCAP GROWTH III SA-R6		
b Name of sponsor of entity listed in (a):	Principal Life Insurance Company		
c EIN-PN 420127290-026	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	20046
a Name of MTIA, CCT, PSA, or 103-12 IE:	PRIN SMALLCAP GROWTH I SA-R6		
b Name of sponsor of entity listed in (a):	Principal Life Insurance Company		
c EIN-PN 420127290-070	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	1687
a Name of MTIA, CCT, PSA, or 103-12 IE:	Prin LargeCap Blend II SA-R6		
b Name of sponsor of entity listed in (a):	Principal Life Insurance Company		
c EIN-PN 420127290-065	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	19921
a Name of MTIA, CCT, PSA, or 103-12 IE:	Prin LargeCap Growth I SA-R6		
b Name of sponsor of entity listed in (a):	Principal Life Insurance Company		
c EIN-PN 420127290-066	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	41308
a Name of MTIA, CCT, PSA, or 103-12 IE:	Prin LargeCap Value III SA-R6		
b Name of sponsor of entity listed in (a):	Principal Life Insurance Company		
c EIN-PN 420127290-068	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	699
a Name of MTIA, CCT, PSA, or 103-12 IE:	Prin MidCap Value II SA-R6		
b Name of sponsor of entity listed in (a):	Principal Life Insurance Company		
c EIN-PN 420127290-069	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	0
a Name of MTIA, CCT, PSA, or 103-12 IE:	Prin SmallCap Growth II SA-R6		
b Name of sponsor of entity listed in (a):	Principal Life Insurance Company		
c EIN-PN 420127290-071	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	995

a Name of MTIA, CCT, PSA, or 103-12 IE: Prin LifeTime 2010 Sep Acct-R6			
b Name of sponsor of entity listed in (a): Principal Life Insurance Company			
c EIN-PN 420127290-075	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	100501
a Name of MTIA, CCT, PSA, or 103-12 IE: Prin LifeTime 2020 Sep Acct-R6			
b Name of sponsor of entity listed in (a): Principal Life Insurance Company			
c EIN-PN 420127290-076	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	156028
a Name of MTIA, CCT, PSA, or 103-12 IE: Prin LifeTime 2030 Sep Acct-R6			
b Name of sponsor of entity listed in (a): Principal Life Insurance Company			
c EIN-PN 420127290-077	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	251130
a Name of MTIA, CCT, PSA, or 103-12 IE: Prin LifeTime 2040 Sep Acct-R6			
b Name of sponsor of entity listed in (a): Principal Life Insurance Company			
c EIN-PN 420127290-078	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	99941
a Name of MTIA, CCT, PSA, or 103-12 IE: Prin LifeTime 2050 Sep Acct-R6			
b Name of sponsor of entity listed in (a): Principal Life Insurance Company			
c EIN-PN 420127290-079	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	21584
a Name of MTIA, CCT, PSA, or 103-12 IE: Prin LifeTime Strat Inc SA-R6			
b Name of sponsor of entity listed in (a): Principal Life Insurance Company			
c EIN-PN 420127290-080	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	1933
a Name of MTIA, CCT, PSA, or 103-12 IE: Prin Real Estate Secs SA-R6			
b Name of sponsor of entity listed in (a): Principal Life Insurance Company			
c EIN-PN 420127290-095	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	10877
a Name of MTIA, CCT, PSA, or 103-12 IE: Principal Stable Value Sgnture			
b Name of sponsor of entity listed in (a): Union Bond & Trust Company			
c EIN-PN 936274328-001	**d** Entity code C	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	9692
a Name of MTIA, CCT, PSA, or 103-12 IE: Prin SmallCap Value II SA-R6			
b Name of sponsor of entity listed in (a): Principal Life Insurance Company			
c EIN-PN 420127290-096	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	1044
a Name of MTIA, CCT, PSA, or 103-12 IE: Prin SmallCap Growth III SA-R6			
b Name of sponsor of entity listed in (a): Principal Life Insurance Company			
c EIN-PN 420127290-097	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	0

a Name of MTIA, CCT, PSA, or 103-12 IE: Prin LargeCap Value I SA-R6

b Name of sponsor of entity listed in (a): Principal Life Insurance Company

c EIN-PN 420127290-098	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	982

a Name of MTIA, CCT, PSA, or 103-12 IE: PRIN CORE PLUS BOND I SA-R6

b Name of sponsor of entity listed in (a): Principal Life Insurance Company

c EIN-PN 420127290-115	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	2861

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	

Part II Information on Participating Plans (to be completed by DFEs)

(Complete as many entries as needed to report all participating plans)

a Plan name

b Name of plan sponsor | **c** EIN-PN

a Plan name

b Name of plan sponsor | **c** EIN-PN

a Plan name

b Name of plan sponsor | **c** EIN-PN

a Plan name

b Name of plan sponsor | **c** EIN-PN

a Plan name

b Name of plan sponsor | **c** EIN-PN

a Plan name

b Name of plan sponsor | **c** EIN-PN

a Plan name

b Name of plan sponsor | **c** EIN-PN

a Plan name

b Name of plan sponsor | **c** EIN-PN

a Plan name

b Name of plan sponsor | **c** EIN-PN

a Plan name

b Name of plan sponsor | **c** EIN-PN

a Plan name

b Name of plan sponsor | **c** EIN-PN

a Plan name

b Name of plan sponsor | **c** EIN-PN

SCHEDULE I (Form 5500)	Financial Information—Small Plan	OMB No. 1210-0110
Department of the Treasury Internal Revenue Service Department of Labor Employee Benefits Security Administration Pension Benefit Guaranty Corporation	This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA), and section 6058(a) of the Internal Revenue Code (the Code). ▸ File as an attachment to Form 5500.	2009 This Form is Open to Public Inspection

For calendar plan year 2009 or fiscal plan year beginning 01/01/2009 and ending 12/31/2009

A Name of plan
GUARANTY SAVINGS BANK 401(K) PLAN

B Three-digit plan number (PN) ▸ 002

C Plan sponsor's name as shown on line 2a of Form 5500
GUARANTY SAVINGS BANK

D Employer Identification Number (EIN)
72-0201505

Complete Schedule I if the plan covered fewer than 100 participants as of the beginning of the plan year. You may also complete Schedule I if you are filing as a small plan under the 80-120 participant rule (see instructions). Complete Schedule H if reporting as a large plan or DFE.

Part I Small Plan Financial Information

Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the value of plan assets held in more than one trust. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. **Round off amounts to the nearest dollar.**

1 Plan Assets and Liabilities:		(a) Beginning of Year	(b) End of Year
a Total plan assets	1a	2140296	2829401
b Total plan liabilities	1b	0	0
c Net plan assets (subtract line 1b from line 1a)	1c	2140296	2829401
2 Income, Expenses, and Transfers for this Plan Year:		(a) Amount	(b) Total
a Contributions received or receivable:			
(1) Employers	2a(1)	148837	
(2) Participants	2a(2)	181982	
(3) Others (including rollovers)	2a(3)	0	
b Noncash contributions	2b	0	
c Other income	2c	542710	
d Total income (add lines 2a(1), 2a(2), 2a(3), 2b, and 2c)	2d		873529
e Benefits paid (including direct rollovers)	2e	184304	
f Corrective distributions (see instructions)	2f	0	
g Certain deemed distributions of participant loans (see instructions)	2g	0	
h Administrative service providers (salaries, fees, and commissions)	2h	120	
i Other expenses	2i	0	
j Total expenses (add lines 2e, 2f, 2g, 2h, and 2i)	2j		184424
k Net income (loss) (subtract line 2j from line 2d)	2k		689105
l Transfers to (from) the plan (see instructions)	2l		0

3 Specific Assets: If the plan held assets at anytime during the plan year in any of the following categories, check "Yes" and enter the current value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan's interest in a commingled trust containing the assets of more than one plan on a line-by-line basis unless the trust meets one of the specific exceptions described in the instructions.

		Yes	No	Amount
a Partnership/joint venture interests	3a		X	
b Employer real property	3b		X	
c Real estate (other than employer real property)	3c		X	
d Employer securities	3d	X		1932063
e Participant loans	3e	X		2221

			Yes	No	Amount
3f	Loans (other than to participants)	3f		X	
g	Tangible personal property	3g		X	

Part II Compliance Questions

4	During the plan year:		Yes	No	Amount
a	Was there a failure to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? Continue to answer "Yes" for any prior year failures until fully corrected. (See instructions and DOL's Voluntary Fiduciary Correction Program.)	4a		X	0
b	Were any loans by the plan or fixed income obligations due the plan in default as of the close of plan year or classified during the year as uncollectible? Disregard participant loans secured by the participant's account balance.	4b		X	0
c	Were any leases to which the plan was a party in default or classified during the year as uncollectible?	4c		X	0
d	Were there any nonexempt transactions with any party-in-interest? (Do not include transactions reported on line 4a.)	4d		X	0
e	Was the plan covered by a fidelity bond?	4e	X		3000000
f	Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	4f		X	0
g	Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	4g		X	0
h	Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?	4h		X	0
i	Did the plan at any time hold 20% or more of its assets in any single security, debt, mortgage, parcel of real estate, or partnership/joint venture interest?	4i	X		1932063
j	Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC?	4j		X	
k	Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IQPA) under 29 CFR 2520.104-46? If "No," attach an IQPA's report or 2520.104-50 statement. (See instructions on waiver eligibility and conditions.)	4k	X		
l	Has the plan failed to provide any benefit when due under the plan?	4l		X	0
m	If this is an individual account plan, was there a blackout period? (See instructions and 29 CFR 2520.101-3.)	4m		X	
n	If 4m was answered "Yes," check the "Yes" box if you either provided the required notice or one of the exceptions to providing the notice applied under 29 CFR 2520.101-3	4n		X	

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If "Yes," enter the amount of any plan assets that reverted to the employer this year ☐ Yes ☒ No **Amount:** 0

5b If, during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.)

5b(1) Name of plan(s)	5b(2) EIN(s)	5b(3) PN(s)

SCHEDULE R (Form 5500) Department of the Treasury Internal Revenue Service Department of Labor Employee Benefits Security Administration Pension Benefit Guaranty Corporation	**Retirement Plan Information** This schedule is required to be filed under section 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code). ▶ **File as an attachment to Form 5500.**	OMB No. 1210-0110 **2009** **This Form is Open to Public Inspection.**

For calendar plan year 2009 or fiscal plan year beginning 01/01/2009 and ending 12/31/2009

A Name of plan
GUARANTY SAVINGS BANK 401(K) PLAN

B Three-digit plan number (PN) ▶ 002

C Plan sponsor's name as shown on line 2a of Form 5500
GUARANTY SAVINGS BANK

D Employer Identification Number (EIN)
72-0201505

Part I Distributions

All references to distributions relate only to payments of benefits during the plan year.

1 Total value of distributions paid in property other than in cash or the forms of property specified in the instructions .... 1 | 0

2 Enter the EIN(s) of payor(s) who paid benefits on behalf of the plan to participants or beneficiaries during the year (if more than two, enter EINs of the two payors who paid the greatest dollar amounts of benefits):

EIN(s): 42-0127290 ______________

Profit-sharing plans, ESOPs, and stock bonus plans, skip line 3.

3 Number of participants (living or deceased) whose benefits were distributed in a single sum, during the plan year.......... 3 |

Part II Funding Information (If the plan is not subject to the minimum funding requirements of section of 412 of the Internal Revenue Code or ERISA section 302, skip this Part)

4 Is the plan administrator making an election under Code section 412(d)(2) or ERISA section 302(d)(2)?.......... ☐ Yes ☐ No ☐ N/A

If the plan is a defined benefit plan, go to line 8.

5 If a waiver of the minimum funding standard for a prior year is being amortized in this plan year, see instructions and enter the date of the ruling letter granting the waiver. Date: Month ________ Day ________ Year ________

If you completed line 5, complete lines 3, 9, and 10 of Schedule MB and do not complete the remainder of this schedule.

6 a Enter the minimum required contribution for this plan year .... 6a |

b Enter the amount contributed by the employer to the plan for this plan year .... 6b |

c Subtract the amount in line 6b from the amount in line 6a. Enter the result (enter a minus sign to the left of a negative amount).......... 6c |

If you completed line 6c, skip lines 8 and 9.

7 Will the minimum funding amount reported on line 6c be met by the funding deadline? .... ☐ Yes ☐ No ☐ N/A

8 If a change in actuarial cost method was made for this plan year pursuant to a revenue procedure providing automatic approval for the change or a class ruling letter, does the plan sponsor or plan administrator agree with the change?.......... ☐ Yes ☐ No ☐ N/A

Part III Amendments

9 If this is a defined benefit pension plan, were any amendments adopted during this plan year that increased or decreased the value of benefits? If yes, check the appropriate box(es). If no, check the "No" box.......... ☐ Increase ☐ Decrease ☐ Both ☐ No

Part IV ESOPs (see instructions). If this is not a plan described under Section 409(a) or 4975(e)(7) of the Internal Revenue Code, skip this Part.

10 Were unallocated employer securities or proceeds from the sale of unallocated securities used to repay any exempt loan?.......... ☐ Yes ☒ No

11 a Does the ESOP hold any preferred stock? .... ☐ Yes ☒ No

b If the ESOP has an outstanding exempt loan with the employer as lender, is such loan part of a "back-to-back" loan? (See instructions for definition of "back-to-back" loan.) .... ☐ Yes ☒ No

12 Does the ESOP hold any stock that is not readily tradable on an established securities market? .... ☐ Yes ☒ No

Part V Additional Information for Multiemployer Defined Benefit Pension Plans

13 Enter the following information for each employer that contributed more than 5% of total contributions to the plan during the plan year (measured in dollars). See instructions. *Complete as many entries as needed to report all applicable employers.*

a Name of contributing employer

b EIN **c** Dollar amount contributed by employer

d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month ______ Day ______ Year ______

e Contribution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete items 13e(1) and 13e(2).)*
(1) Contribution rate (in dollars and cents) ______
(2) Base unit measure: ☐ Hourly ☐ Weekly ☐ Unit of production ☐ Other (specify):

a Name of contributing employer

b EIN **c** Dollar amount contributed by employer

d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month ______ Day ______ Year ______

e Contribution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete items 13e(1) and 13e(2).)*
(1) Contribution rate (in dollars and cents) ______
(2) Base unit measure: ☐ Hourly ☐ Weekly ☐ Unit of production ☐ Other (specify):

a Name of contributing employer

b EIN **c** Dollar amount contributed by employer

d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month ______ Day ______ Year ______

e Contribution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete items 13e(1) and 13e(2).)*
(1) Contribution rate (in dollars and cents) ______
(2) Base unit measure: ☐ Hourly ☐ Weekly ☐ Unit of production ☐ Other (specify):

a Name of contributing employer

b EIN **c** Dollar amount contributed by employer

d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month ______ Day ______ Year ______

e Contribution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete items 13e(1) and 13e(2).)*
(1) Contribution rate (in dollars and cents) ______
(2) Base unit measure: ☐ Hourly ☐ Weekly ☐ Unit of production ☐ Other (specify):

a Name of contributing employer

b EIN **c** Dollar amount contributed by employer

d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month ______ Day ______ Year ______

e Contribution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete items 13e(1) and 13e(2).)*
(1) Contribution rate (in dollars and cents) ______
(2) Base unit measure: ☐ Hourly ☐ Weekly ☐ Unit of production ☐ Other (specify):

a Name of contributing employer

b EIN **c** Dollar amount contributed by employer

d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month ______ Day ______ Year ______

e Contribution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete items 13e(1) and 13e(2).)*
(1) Contribution rate (in dollars and cents) ______
(2) Base unit measure: ☐ Hourly ☐ Weekly ☐ Unit of production ☐ Other (specify):

14 Enter the number of participants on whose behalf no contributions were made by an employer as an employer of the participant for:

a The current year	**14a**	
b The plan year immediately preceding the current plan year	**14b**	
c The second preceding plan year	**14c**	

15 Enter the ratio of the number of participants under the plan on whose behalf no employer had an obligation to make an employer contribution during the current plan year to:

a The corresponding number for the plan year immediately preceding the current plan year	**15a**	
b The corresponding number for the second preceding plan year	**15b**	

16 Information with respect to any employers who withdrew from the plan during the preceding plan year:

a Enter the number of employers who withdrew during the preceding plan year	**16a**	
b If item 16a is greater than 0, enter the aggregate amount of withdrawal liability assessed or estimated to be assessed against such withdrawn employers	**16b**	

17 If assets and liabilities from another plan have been transferred to or merged with this plan during the plan year, check box and see instructions regarding supplemental information to be included as an attachment. ☐

Part VI Additional Information for Single-Employer and Multiemployer Defined Benefit Pension Plans

18 If any liabilities to participants or their beneficiaries under the plan as of the end of the plan year consist (in whole or in part) of liabilities to such participants and beneficiaries under two or more pension plans as of immediately before such plan year, check box and see instructions regarding supplemental information to be included as an attachment ☐

19 If the total number of participants is 1,000 or more, complete items (a) through (c)

a Enter the percentage of plan assets held as:
Stock: _______% Investment-Grade Debt: _______% High-Yield Debt: _______% Real Estate: _______% Other: _______%

b Provide the average duration of the combined investment-grade and high-yield debt:
☐ 0-3 years ☐ 3-6 years ☐ 6-9 years ☐ 9-12 years ☐ 12-15 years ☐ 15-18 years ☐ 18-21 years ☐ 21 years or more

c What duration measure was used to calculate item 19(b)?
☐ Effective duration ☐ Macaulay duration ☐ Modified duration ☐ Other (specify):